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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* Offutt Ronald D	2.	Issuer Name and Ticker or Trading Symbol RDO Equipment Co.				3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

	(Last) (First) (Middle) 2829 South University Drive	4.	Statement for Month/Day/Year 12/2/02				5.	If Amendment, Date of Original (Month/Year)

	(Street) Fargo ND 58103	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check One)
	(City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below) Chairman & Chief Executive Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8) Code ¦ V	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) Amount ¦ or ¦ Price (D)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Class A Common Stock, $0.01 Par Val		12/02/02				S		38,300(1)	D	3.03		515,392		D

	Class A Common Stock, $0.01 Par Val												12,903		I		(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any. (Month/Day/Year)	4.	Transaction Code (Instr. 8) Code ¦ V	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) ¦ (D)

	Stock Option(3)		5.35		06/04/02				A		30,000

	Stock Option(4)

	Class B C/S (5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year) Date Expiration Exercisable ¦ Date		7.	Title and Amount of Underlying Securities (Instr. 3 and 4) Amount or Number of Title ¦ Shares		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	(3)	(3)		Class A Common Stock	30,000				30,000		D

				Class A Common Stock					130,000		D

				Class A Common Stock					7,450,492		D

Explanation of Responses:
 (1) Shares sold to Paul T. Horn pursuant to a stock option agreement Mr. Offutt has personally with Mr. Horn which was partially exercised by Mr. Horn. (2) Shares held by spouse as to which he disclaims any beneficial ownership. Mr. Offutt has no ability to direct or influence the investment or voting decisions of his spouse. (3) Exercisable in full from the date of grant until expiration on June 3, 2007. (4) 20% of this option vested on November 19, 1998 and the balance vests 20% on each November 19 thereafter; option expires November 18, 2008. (5) Immediately convertible on a one-for-one basis into Class A Common Stock; no expiration date.

/s/ Ronald D. Offutt	12/03/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.